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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

February 26, 2021
Re:	Karooooo Pte. Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 1, 2021 CIK No. 0001828102

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christine Dietz, Senior Staff Accountant
David Edgar, Staff Accountant
Larry Spirgel, Office Chief
Jeff Kauten, Staff Attorney

Ladies and Gentlemen:

On behalf of our client, Karooooo Ltd. (formerly known as Karooooo Pte. Ltd.) (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated February 16, 2021 (the “Comment Letter”). On February 1, 2021, the Company confidentially submitted Amendment No. 1 to the draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement on Form F-1 (the “Revised Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Revised Registration Statement.

2	February 26, 2021

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 1, 2021

Summary Financial and Other Information, page 11

1.	We refer you to prior comment 6. Please revise pages 13 and 60 to disclose the comparable IFRS measure for free cash flow margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 13, 15, 60 and 61 of the Revised Registration Statement.

Change in Accountants, page 158

2.	Revise to also disclose whether there were any disagreements with Deloitte & Touche in any subsequent interim period. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 162 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements
2.2 Accounting policies
q) Revenue

Dealership installations, page F-20

3.	We note your response to prior comment 10. Please tell us about your accounting for these units if a subscription contract is signed including whether they are transferred to PP&E at signing and depreciated.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the point in time when a customer signs a subscription contract, the unit is considered to benefit multiple periods. The unit is accordingly reclassified from inventory to property, plant & equipment and is amortized over the expected customer life of 60 months.

17. Amounts received in advance, page F-33

4.	We note the revisions made in response to prior comment 11. It appears that you have limited this disclosure to amounts that have been received in advance. Please tell us how your disclosure complies with paragraph 120 of IFRS 15. In this regard, paragraph 120 requires disclosure of the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period. Please revise accordingly or advise why revision is not required.

3	February 26, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that IFRS 15:121 allows for a practical expedient that precludes an entity from disclosing the information required in IFRS 15:120 if an entity recognises revenue from the satisfaction of the performance obligations in accordance with IFRS 15:B16. The Company recognizes subscription revenue in the amount in which it has a right to invoice in accordance with IFRS 15:B16. The Company does collect certain upfront fees from its customers, which are deferred and recognized over the expected contract term. However, any such fees represent an insignificant amount of the total transaction price and therefore, the Company believes that it still qualifies for the practical expedient in IFRS 15:B16. We have updated the revenue recognition accounting policy on page F-20 to disclose the fact that the Company has applied this practical expedient.

* * *

Please do not hesitate to contact me at 212-450-4077 or john.meade@davispolk.com or Roshni Banker Cariello at 212-450-4421 or roshni.cariello@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Zak Calisto, Chief Executive Officer, Karooooo Pte. Ltd.
Brendan Horan, Chief Strategy Officer, Karooooo Pte. Ltd.
Roshni Banker Cariello, Davis Polk & Wardwell LLP
Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP